Exhibit 99.2

Vinvi Partners 1Q23 Earnings Release May 11th, 2023 ir.vincipartners.com IR

Vinci Partners Reports First Quarter 2023 Results

Alessandro Horta, Chief Executive Officer, stated, “Vinci Partners ended the quarter with R$62 billion in assets under management, up 10% year-over-year, on account of organic and inorganic growth across Private Markets, that should continue to drive future growth for the platform. We are pleased to announce that we are halfway through our initial R$10 billion target fundraising for Private Markets’ products and we should see additional capital subscriptions coming in the next few quarters. Vinci posted Adjusted Distributable Earningsi of R$1.10 per common share for the first quarter, up 6% year-over-year, translating into a US$0.16 quarterly dividend distribution which represents an 8.6% annualized dividend yieldii.”

Dividend

Vinci Partners has declared a quarterly dividend of US$0.16 per share to record holders of common stock at the close of business on May 25, 2023. This dividend will be paid on June 09, 2023.

First Quarter 2023 Highlights

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009.

Vinci Partners’ business segments include Private Markets (Private Equity, Real Estate, Infrastructure, Special Situations and Credit), Liquid Strategies (Public Equities and Hedge Funds), Investment products and Solutions, Financial Advisory and Retirement Services. As of March 31, 2023, the firm had R$62 billion of assets under management.

Webcast and Earnings Conference Call

Vinci Partners will host a conference call at 5:00pm EST on Thursday, May 11, 2023, to announce its first quarter 2023 results.

To access the webcast please visit the Events & Presentations’ section of the Company's website at:

https://ir.vincipartners.com/news-and-events/events-and-presentations.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at 1Q23 VINP Earnings Dial In to obtain the conference number and access code.

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Nick Lamplough / Kate Thompson / Katie Villany

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)+55 (21) 3114-0779

Segment Earnings

(R$ thousands, unless mentioned)	1Q'22	4Q'22	1Q'23	∆ YoY (%)	1Q'22 LTM	1Q'23 LTM	∆ LTM (%)
Net revenue from management fees	87,229	99,640	95,877	10%	366,456	380,149	4%
Net revenue from advisory fees	3,674	4,394	4,468	22%	55,363	22,788	(59)%
Total Fee Related Revenues	90,903	104,034	100,345	10%	421,819	402,937	(4)%
Segment personnel expenses	(6,549)	(6,163)	(7,164)	9%	(23,698)	(26,069)	10%
Other G&A expenses	(4,503)	(4,977)	(3,458)	(23)%	(18,441)	(17,338)	(6)%
Corporate center expenses	(18,761)	(22,592)	(22,606)	20%	(79,848)	(88,615)	11%
Bonus compensation related to management and advisory	(17,272)	(18,981)	(18,062)	5%	(83,715)	(74,108)	(11)%
Total Fee Related Expenses	(47,085)	(52,713)	(51,290)	9%	(205,702)	(206,130)	0%
FEE RELATED EARNINGS (FRE)iii	43,818	51,321	49,055	12%	216,117	196,807	(9)%
FRE Margin (%)	48.2%	49.3%	48.9%		51.2%	48.8%
FRE per shareiv (R$/share)	0.78	0.93	0.90		3.84	3.56
Net revenue from performance fees	3,172	7,558	1,963	(38)%	30,854	13,391	(57)%
Performance based compensation	(1,032)	(3,558)	(733)	(29)%	(11,741)	(6,255)	(47)%
PERFORMANCE RELATED EARNINGS (PRE)	2,140	4,000	1,230	(43)%	19,113	7,136	(63)%
PRE Margin (%)	67.5%	52.9%	62.7%		61.9%	53.3%
(-) Unrealized performance fees	(636)	1,683	–	N/A	7,501	4,254	(43)%
(+) Unrealized performance compensation	225	(593)	–	N/A	(2,658)	(1,503)	(43)%
(+) Realized GP investment income	2,045	7,462	5,881	188%	15,784	24,007	52%
SEGMENT DISTRIBUTABLE EARNINGS	47,593	63,873	56,166	18%	255,857	230,701	(10)%
Segment DE Margin (%)	49.8%	52.9%	51.9%		53.8%	51.9%
(+) Depreciation and amortization	984	1,803	1,778	81%	3,962	5,780	46%
(+) Realized financial income	24,996	10,235	20,089	(20)%	49,081	82,051	67%
(-) Leasing expenses	(2,472)	(2,190)	(2,631)	6%	(11,596)	(9,518)	(18)%
(-) Other financial expenses[v]	(1,136)	(3,537)	(3,900)	243%	(2,341)	(8,482)	262%
(-) Non-operational expenses	(5,109)	–	–	N/A	(5,109)	(1,485)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(11,601)	(14,392)	(11,496)	(1)%	(51,561)	(49,972)	(3)%
DISTRIBUTABLE EARNINGS (DE)vi	53,255	55,792	60,006	13%	238,294	249,075	5%
DE Margin (%)	44.2%	42.6%	46.8%		45.4%	47.3%
DE per share (R$/share)vii	0.95	1.01	1.10		4.23	4.52
(+) Non-operational expensesviii (including Income Tax effect)	4,437	–	–	N/A	5,425	–	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	57,692	55,792	60,006	4%	242,730	250,063	3%
Adjusted DE Margin (%)	47.9%	42.6%	46.8%		46.2%	47.5%
Adjusted DE per share (R$/share)	1.03	1.01	1.10		4.31	4.53

Total Fee-Related Revenuesix of R$100.3 million for the quarter ended March 31, 2023, compared to R$90.9 million for the quarter ended March 31, 2022, an increase of 10% year-over year, driven by the growth across Private Market strategies over the last twelve months, as a combination of organic growth with the successful launch of new funds and inorganic growth with the acquisition of Vinci SPS. Management fees accounted for R$95.9 million in the quarter, an increase of 10% year-over-year. Fee-related revenues were R$402.9 million for the twelve months ended March 31, 2023, down 4% when compared to the last twelve months ended March 31, 2022, driven by stronger deal activity in 2021, resulting in higher advisory fees in the period. Management fees for the last twelve months ended March 31, 2023, totaled R$380.1, up 4% when compared to the last twelve months ended March 31, 2022.

Fee Related Earnings (“FRE”) of R$49.1 million (R$0.90/share) for the quarter ended March 31, 2023, up 12% year-over-year on an absolute basis and 14%-year-over-year on an FRE/share basis when compared the quarter ended March 31, 2022. The platform continues to see FRE expansion on a year-over-year basis driven by fundraising across Private Market strategies and the acquisition of Vinci SPS. FRE of R$196.8 million (R$3.56/share) for the last twelve months ended March 31, 2023, down 9% when compared to the last twelve months ended March 31, 2022. This decrease comes primarily from the Financial Advisory segment, following record revenues posted in 2021. Considering only the asset management segmentsx, FRE would be up 2% over the 1Q’23 LTM.

FRE Marginxi was 48.9% for the quarter ended March 31, 2023, an increase of 0.7 percentage point when compared to the quarter ended March 31, 2022. On a comparable basis, FRE margin disregarding our investments into the VRS segment, would be 50.4% for the quarter and last twelve months ended March 31, 2023.

Performance Related Earnings (“PRE”)xii of R$1.2 million for the quarter ended March 31, 2023, compared to R$2.1 million for the quarter ended March 31, 2022, down 43% year-over-year. PRE was R$7.1 million for the last twelve months ended March 31, 2023, a decrease of 63% when compared to the last twelve months ended March 31, 2022, that posted higher contributions coming from international exclusive mandates in IP&S.

Segment Distributable Earningsxiii of R$56.2 million for the quarter ended March 31, 2023, compared to R$47.6 million for the quarter ended March 31, 2022, up 18% year-over-year. Segment Distributable Earnings were R$230.7 million for the last twelve months ended March 31, 2023, down 10% year-over-year, when compared to the last twelve months ended March 31, 2022.

Adjusted Distributable Earnings (“DE”) of R$60.0 million (R$1.10/share) for the quarter ended March 31, 2023, compared to R$57.7 million for the quarter ended March 31, 2022, up 4% year-over-year on an absolute basis and 6% year-over-year on an Adjusted DE/share basis, pushed by Private Markets’ fundraising cycle and Vinci SPS’s acquisition. Adjusted DE was R$250.1 million (R$4.53/share) for the last twelve months ended March 31, 2023, up 3% when compared to the last twelve months ended March 31, 2022.

Adjusted DE Marginxiv was 46.8% for the quarter ended March 31, 2023, a 1.1 percentage point decrease compared to 47.9% for the quarter ended March 31, 2022. For the last twelve months ended March 31, 2023, Adjusted DE Margin reached 47.5%, an increase of 1.3 percentage points.

Segment Highlights

Private Market Strategies

(R$ thousands, unless mentioned)	1Q’22	4Q’22	1Q’23	∆ YoY (%)	1Q'22 LTM	1Q'23 LTM	∆ LTM (%)
Net revenue from management fees	46,759	59,699	58,432	25%	194,661	218,734	12%
Net revenue from advisory fees	467	1,756	275	(41)%	5,615	2,865	(49)%
Total Fee Related Revenues	47,226	61,455	58,706	24%	200,276	221,598	11%
Segment personnel expenses	(2,736)	(3,050)	(3,509)	28%	(10,869)	(12,630)	16%
Other G&A expenses	(2,755)	(2,194)	(1,438)	(48)%	(11,803)	(8,592)	(27)%
Corporate center expenses	(9,554)	(12,790)	(13,018)	36%	(37,426)	(47,922)	28%
Bonus compensation related to management and advisory	(7,307)	(9,756)	(9,111)	25%	(33,338)	(35,955)	8%
Total Fee Related Expenses	(22,352)	(27,790)	(27,076)	21%	(93,436)	(105,100)	12%
FEE RELATED EARNINGS (FRE)	24,874	33,664	31,630	27%	106,840	116,499	9%
FRE Margin (%)	52.7%	54.8%	53.9%		53.3%	52.6%
Net revenue from performance fees	640	3,660	7	(99)%	5,162	2,826	(45)%
Realized performance fees	4	5,343	7	83%	12,663	7,080	(44)%
Unrealized performance fees	636	(1,683)	–	(100)%	(7,501)	(4,254)	(43)%
Performance based compensation	(226)	(1,459)	(3)	(99)%	(1,611)	(1,165)	(28)%
PERFORMANCE RELATED EARNINGS (PRE)	414	2,201	5	(99)%	3,550	1,661	(53)%
PRE Margin (%)	64.7%	60.1%	64.6%		68.8%	58.8%
(-) Unrealized performance fees	(636)	1,683	–	(100)%	7,501	4,254	(43)%
(+) Unrealized performance compensation	225	(593)	–	(100)%	(2,658)	(1,503)	(43)%
(+) Realized GP investment income	2,045	7,462	5,881	188%	15,784	24,007	52%
SEGMENT DISTRIBUTABLE EARNINGS	26,922	44,418	37,516	39%	131,018	144,918	11%
Segment DE Margin (%)	54.6%	64.5%	58.1%		60.6%	59.0%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	21,041	28,685	28,198	34%	21,041	28,198	34%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	19,192	25,259	24,825	29%	19,192	24,825	29%
AVERAGE MANAGEMENT FEE RATE (%)	0.92%	0.90%	0.87%		0.96%	0.88%
FULL TIME EMPLOYEES	50	65	61	22%	50	61	22%

Fee related earnings (FRE) of R$31.6 million for the quarter ended March 31, 2023, up 27% year-over-year, driven by a combination of the strong fundraising over the last twelve months and the acquisition of Vinci SPS. FRE was R$116.5 million for the last twelve months ended March 31, 2023, an increase of 9% when compared to the last twelve months ended March 31, 2022.

Average Management fee Rate of 0.87% for the quarter ended March 31, 2023, representing decrease of 5 basis points year-over-year. This decrease is driven primarily by new capital commitments from VICC in Infrastructure at the end of the quarter which will start to earn fees from the second quarter onwards.

Segment Distributable Earnings of R$37.5 million for the quarter ended March 31, 2023, up 39% when compared to the quarter ended March 31, 2022. Segment DE was R$144.9 million over the last twelve months ended March 31, 2023, up 11% when compared to the last twelve months ended March 31, 2022, boosted by a combination of growth in FRE and a higher contribution from GP investment income coming from dividend distributions from the company's seed investments in proprietary listed REITs.

AUM of R$28.2 billion at the end of the first quarter, an increase of 34% year-over-year, driven by strong fundraising across Private Equity, Credit, Infrastructure and the acquisition of Vinci SPS. In the first quarter AUM was positively impacted by commitments from VICC, which held its first closing at the end of the quarter, and additional commitments from VCP IV.

Liquid Strategies

(R$ thousands, unless mentioned)	1Q’22	4Q’22	1Q’23	∆ YoY (%)	1Q’22 LTM	1Q’23 LTM	∆ LTM (%)
Net revenue from management fees	20,573	19,823	18,293	(11)%	87,376	79,045	(10)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	20,573	19,823	18,293	(11)%	87,376	79,045	(10)%
Segment personnel expenses	(1,384)	(1,320)	(1,608)	16%	(5,659)	(5,720)	1%
Other G&A expenses	(676)	(1,189)	(710)	5%	(2,858)	(3,688)	29%
Corporate center expenses	(4,203)	(4,247)	(4,075)	(3)%	(17,395)	(17,557)	1%
Bonus compensation related to management and advisory	(3,948)	(4,227)	(3,471)	(12)%	(18,559)	(15,754)	(15)%
Total Fee Related Expenses	(10,212)	(10,983)	(9,864)	(3)%	(44,471)	(42,720)	(4)%
FEE RELATED EARNINGS (FRE)	10,361	8,840	8,429	(19)%	42,904	36,325	(15)%
FRE Margin (%)	50.4%	44.6%	46.1%		49.1%	46.0%
Net revenue from performance fees	2,325	2,937	1,166	(50)%	10,729	6,828	(36)%
Realized performance fees	2,325	2,937	1,166	(50)%	10,729	6,828	(36)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(722)	(1,761)	(415)	(43)%	(5,531)	(3,377)	(39)%
PERFORMANCE RELATED EARNINGS (PRE)	1,603	1,176	752	(53)%	5,198	3,451	(34)%
PRE Margin (%)	68.9%	40.0%	64.5%		48.4%	50.5%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	11,963	10,016	9,180	(23)%	48,103	39,776	(17)%
Segment DE Margin (%)	52.2%	44.0%	47.2%		49.0%	46.3%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	12,243	10,209	9,818	(20)%	12,243	9,818	(20)%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	12,104	10,053	9,614	(21)%	12,104	9,614	(21)%
AVERAGE MANAGEMENT FEE RATE (%)	0.74%	0.81%	0.78%		0.74%	0.81%
FULL TIME EMPLOYEES	21	23	22	5%	21	22	5%

Fee related earnings (FRE) of R$8.4 million for the quarter ended March 31, 2023, down 19% year-over-year. FRE was R$36.3 million over the last twelve months ended March 31, 2023, a decrease of 15% when compared to the last twelve months ended March 31, 2022, driven mostly by the mark-to-market effect in liquid strategies' AUM that negatively impacted management fee revenues.

Performance related earnings (PRE) of R$0.8 million for the quarter ended March 31, 2023, down 53% year-over-year. PRE was R$3.5 million over the last twelve months ended March 31, 2023, a decrease of 34% when compared to the last twelve months ended March 31, 2022.

Segment Distributable Earnings of R$9.2 million for the quarter ended March 31, 2023, down 23% year-over-year. Segment DE was R$39.8 million over the last twelve months ended March 31, 2023, a decrease of 17% when compared to the last twelve months ended March 31, 2022.

AUM was R$9.8 billion at the end of the first quarter. Liquid strategies' AUM has posted resilient numbers when compared to the Brazilian landscape for liquid funds, having not suffered with significant outflows. Nevertheless, liquid funds have been impacted by market-to-market effects reflecting on Liquid strategies’ AUM.

Investment Products and Solutions

(R$ thousands, unless mentioned)	1Q’22	4Q’22	1Q’23	∆ YoY (%)	1Q’22 LTM	1Q’23 LTM	∆ LTM (%)
Net revenue from management fees	19,897	20,119	19,152	(4)%	84,416	82,370	(2)%
Net revenue from advisory fees	7	7	7	7%	42	29	(32)%
Total Fee Related Revenues	19,904	20,126	19,160	(4)%	84,458	82,398	(2)%
Segment personnel expenses	(1,827)	(987)	(1,154)	(37)%	(5,275)	(4,294)	(19)%
Other G&A expenses	(600)	(992)	(862)	44%	(2,226)	(2,926)	31%
Corporate center expenses	(4,065)	(4,310)	(4,267)	5%	(16,184)	(18,364)	13%
Bonus compensation related to management and advisory	(4,156)	(4,184)	(3,859)	(7)%	(20,699)	(15,725)	(24)%
Total Fee Related Expenses	(10,648)	(10,473)	(10,142)	(5)%	(44,384)	(41,309)	(7)%
FEE RELATED EARNINGS (FRE)	9,255	9,653	9,017	(3)%	40,074	41,090	3%
FRE Margin (%)	46.5%	48.0%	47.1%		47.4%	49.9%
Net revenue from performance fees	208	961	790	280%	14,964	3,738	(75)%
Realized performance fees	208	961	790	280%	14,964	3,738	(75)%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(84)	(338)	(316)	276%	(4,599)	(1,712)	(63)%
PERFORMANCE RELATED EARNINGS (PRE)	124	623	474	283%	10,365	2,026	(80)%
PRE Margin (%)	59.5%	64.8%	60.0%		69.3%	54.2%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	0	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	9,379	10,276	9,491	1%	50,439	43,116	(15)%
Segment DE Margin (%)	46.6%	48.7%	47.6%		50.7%	50.1%

ASSETS UNDER MANAGEMENT (AUM R$ millions)	23,394	24,187	24,216	4%	23,394	24,216	4%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	23,258	24,085	24,050	3%	23,258	24,050	3%
AVERAGE MANAGEMENT FEE RATE (%)	0.37%	0.36%	0.35%		0.39%	0.37%
FULL TIME EMPLOYEES	14	15	13	(7)%	14	13	(7)%

Fee related earnings (FRE) of R$9.0 million for the quarter ended March 31, 2023, down 3% year-over-year. FRE was R$41.1 million over the last twelve months ended March 31, 2023, an increase of 3% when compared to the last twelve months ended March 31, 2022.

Performance related earnings (PRE) of R$0.5 million for the quarter ended March 31, 2023, up 283% year-over-year. PRE over the last twelve months ended March 31, 2023, was R$2.0 million, a decrease of 80% when compared to the last twelve months ended March 31, 2022, following a strong year for international exclusive mandates in 2021.

Segment Distributable Earnings of R$9.5 million for the quarter ended March 31, 2023, up 1% year-over-year. Segment DE was R$43.1 million over the last twelve months ended March 31, 2023, a decrease of 15% when compared to the last twelve months ended March 31, 2022, that posted higher contribution from PRE.

AUM of R$24.2 billion, up 4% year-over-year.

Financial Advisory

(R$ thousands, unless mentioned)	1Q’22	4Q’22	1Q’23	∆ YoY (%)	1Q’22 LTM	1Q’23 LTM	∆ LTM (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	3,201	2,630	4,186	31%	49,707	19,893	(60)%
Total Fee Related Revenues	3,201	2,630	4,186	31%	49,707	19,893	(60)%
Segment personnel expenses	(505)	(472)	(471)	(7)%	(1,798)	(1,975)	10%
Other G&A expenses	(209)	(87)	(74)	(65)%	(1,291)	(408)	(68)%
Corporate center expenses	(938)	(1,130)	(1,130)	20%	(8,843)	(4,449)	(50)%
Bonus compensation related to management and advisory	(858)	(302)	(1,023)	19%	(10,116)	(4,054)	(60)%
Total Fee Related Expenses	(2,510)	(1,991)	(2,698)	7%	(22,048)	(10,885)	(51)%
FEE RELATED EARNINGS (FRE)	690	639	1,487	115%	27,659	9,008	(67)%
FRE Margin (%)	21.6%	24.3%	35.5%		55.6%	45.3%
SEGMENT DISTRIBUTABLE EARNINGS	690	639	1,487	115%	27,659	9,008	(67)%
Segment DE Margin (%)	21.6%	24.3%	35.5%		55.6%	45.3%

FULL TIME EMPLOYEES	11	10	9	(18)%	11	9	(18)%

Fee related earnings (FRE) of R$1.5 million for the quarter ended March 31, 2023, up 115% year-over-year. FRE was R$9.0 million over the last twelve months ended March 31, 2023, a decrease of 67% when compared to the last twelve months ended March 31, 2022, due to a stronger deal environment in 2021.

Segment Distributable Earnings over the last twelve months ended March 31, 2023, were R$9.0 million, a decrease of 67% year-over-year when compared to the last twelve months ended March 31, 2022.

Retirement Services

(R$ thousands, unless mentioned)/	1Q’22	4Q’22	1Q’23	∆ YoY (%)	1Q’22 LTM	1Q’23 LTM	∆ LTM (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	–	–	–	N/A	–	–	N/A
Segment personnel expenses	(97)	(334)	(422)	335%	(97)	(1,450)	1,394%
Other G&A expenses	(263)	(515)	(374)	42%	(263)	(1,724)	557%
Corporate center expenses	–	(115)	(115)	N/A	–	(322)	N/A
Bonus compensation related to management and advisory	(1,002)	(513)	(598)	-40%	(1,002)	(2,622)	162%
Total Fee Related Expenses	(1,362)	(1,476)	(1,509)	11%	(1,362)	(6,119)	349%
FEE RELATED EARNINGS (FRE)	(1,362)	(1,476)	(1,509)	11%	(1,362)	(6,119)	349%
FRE Margin (%)	N/A	N/A	N/A		N/A	N/A
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin (%)	N/A	N/A	N/A		N/A	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	(1,362)	(1,476)	(1,509)	11%	(1,362)	(6,119)	349%
Segment DE Margin (%)	N/A	N/A	N/A		N/A	N/A

ASSETS UNDER MANAGEMENT (AUM R$millions)	–	–	–	N/A	–	-	N/A
FULL TIME EMPLOYEES	3	7	7	133%	3	7	133%

Fee Related Earnings (FRE) of negative R$1.5 million for the quarter ended March 31, 2023. FRE was negative R$6.1 million to the last twelve months ended March 31, 2023.

VRS launched in the latter part of the quarter. It should start to contribute to AUM numbers and management fee revenues from the next quarter onwards.

Income Statement

(R$ thousands, unless mentioned)	1Q’22	4Q’22	1Q’23	∆ YoY (%)	1Q’22 LTM	1Q’23 LTM	∆ LTM (%)
REVENUES
Net revenue from management fees	87,229	99,640	95,877	10%	366,456	380,149	4%
Net revenue from performance fees	3,172	7,558	1,963	(38)%	30,854	13,391	(57)%
Realized performance fees	2,536	9,241	1,963	(23)%	38,355	17,645	(54)%
Unrealized performance fees	636	(1,683)	–	N/A	(7,501)	(4,254)	(43)%
Net revenue from advisory	3,674	4,394	4,468	22%	55,363	22,788	(59)%
Total net revenues from services rendered	94,075	111,592	102,308	9%	452,673	416,328	(8)%
EXPENSES
Bonus related to management and advisory	(17,272)	(18,981)	(18,062)	5%	(83,715)	(74,108)	(11)%
Performance based compensation	(1,032)	(3,558)	(733)	(29)%	(11,741)	(6,255)	(47)%
Realized	(807)	(4,151)	(733)	(9)%	(14,399)	(7,759)	(46)%
Unrealized	(225)	593	–	N/A	2,658	1,503	(43)%
Total compensation and benefitsxv	(18,303)	(22,539)	(18,795)	3%	(95,455)	(80,363)	(16)%
Segment personnel expenses	(6,549)	(6,163)	(7,164)	9%	(23,698)	(26,069)	10%
Other general and administrative expenses	(4,503)	(4,977)	(3,458)	(23)%	(18,441)	(17,338)	(6)%
Corporate center expenses	(18,761)	(22,592)	(22,606)	20%	(79,848)	(88,615)	11%
Total expenses	(48,116)	(56,271)	(52,023)	8%	(217,442)	(212,385)	(2)%
Operating profit	45,959	55,321	50,285	9%	235,231	203,943	(13)%
OTHER ITEMS
GP Investment income	(4,169)	8,011	(20,200)	385%	(5,250)	(9,727)	85%
Realized gain from GP investment income	2,045	7,462	5,881	188%	15,784	24,007	52%
Unrealized gain from GP investment income	(6,214)	549	(26,081)	320%	(21,034)	(33,734)	60%
Financial income	24,708	10,268	20,089	(19)%	48,113	83,251	73%
Realized gain from financial income	24,996	10,235	20,089	(20)%	49,081	82,051	67%
Unrealized gain from financial income	(288)	33	–	N/A	(968)	1,200	N/A
Leasing expenses	(2,472)	(2,190)	(2,631)	6%	(11,596)	(9,518)	(18)%
Other itemsxvi	(1,136)	10,434	151	N/A	(2,341)	9,540	N/A
Share Based Plan	(736)	(5,463)	(2,107)	186%	(4,406)	(15,647)	255%
Non-operational expenses	(5,109)	–	–	N/A	(5,109)	(1,485)	(71)%
Total Other Items	11,086	21,060	(4,698)	N/A	19,411	56,414	191%
Profit before income taxes	57,045	76,381	45,587	(20)%	254,642	260,356	2%
(-) Income taxes	(11,739)	(17,891)	(12,881)	10%	(47,734)	(53,555)	12%
NET INCOME	45,306	58,490	32,706	(28)%	206,908	206,801	(0)%
(+) Non-operational expenses including income tax related to realized expense	4,437	–	–	N/A	4,437	988	N/A
(-) Contingent consideration adjustment related to acquisitionsxvii	–	(9,221)	(2,674)		–	(11,895)
ADJUSTED NET INCOME	49,742	49,269	30,032	(40)%	211,344	195,894	(7)%

Total net revenues from services rendered of R$102.3 million for the quarter ended March 31, 2023, up 9% year-over-year, driven by a combination of the strong fundraising across Private Markets’ funds over the last twelve months and the acquisition of Vinci SPS. Net revenues for the last twelve months ended March 31, 2023, were R$416.3 million, representing an 8% decrease when compared to the last twelve months ended March 31, 2022, a result from higher advisory and performances fees in the same period of the prior year.

•	Management fee revenues of R$95.9 million for the quarter ended March 31, 2023, up 10% year-over-year, following the strong fundraising across Private Markets in the period and the acquisition of Vinci SPS.

•	Performance fee revenues of R$2.0 million for the quarter ended March 31, 2023, compared to R$3.2 million for the quarter ended March 31, 2022, a decrease of 38% year-over-year. Performance fee revenues of R$13.4 for the last twelve months ended March 31, 2023, a decrease of 57% when compared to the last twelve months ended

March 31, 2022. The platform was positively impacted by higher contributions coming from international exclusive mandates in IP&S in the prior year, which did not reverberate to the current period.

•	Advisory fee revenues of R$4.5 million for the quarter ended March 31, 2023, compared to R$3.7 million for the quarter ended March 31, 2022, an increase of 22% year-over-year. Advisory revenues for the last twelve months ended March 31, 2023, were R$22.8 million, down 59% when compared to the last twelve months ended March 31, 2022, due to a stronger deal activity in 2021.

Total expenses for the quarter ended March 31, 2023, of R$52.0 million, compared to R$48.1 million for the quarter ended March 31, 2022, an increase of 8% year-over-year. Total expenses for the last twelve months ended March 31, 2023, were R$212.4 million, down 2% when compared to the last twelve months ended March 31, 2022.

•	Bonus related to management and advisory fees of R$18.0 million for the quarter ended March 31, 2023, compared to R$17.3 million for the quarter ended March 31, 2022, an increase of 5% year-over-year. Bonus related to management and advisory was R$74.1 million for the last twelve months ended March 31, 2023, down 11% year-over-year, when compared to the last twelve months ended March 31, 2022.

•	Performance based compensation of R$0.7 million for the quarter ended March 31, 2023, compared to R$1.0 million for the quarter ended March 31, 2022, a decrease of 29% year-over-year. Performance based compensation for the last twelve months ended March 31, 2023, was R$6.3 million, a decrease of 47% when compared to the last twelve months ended March 31, 2022.

•	Segment personnel expensesxviii of R$7.2 million for the quarter ended March 31, 2023, compared to R$6.5 million for the quarter ended March 31, 2022, an increase of 9% year-over-year. Segment personnel expenses for the last twelve months ended March 31, 2023, was R$26.1 million, up 10% when compared to the last twelve months ended March 31, 2022, primarily due to Vinci SPS’ incorporation and our recently launched vertical, VRS.

•	Corporate center expensesxix of R$22.6 million for the quarter ended March 31, 2023, compared to R$18.8 million for the quarter ended March 31, 2022, an increase of 20% year-over-year. Corporate center expenses for the last twelve months ended March 31, 2023, were R$88.6 million, up 11% year-over-year, when compared to the last twelve months ended March 31, 2022.

•	Other general and administrative expensesxx of R$3.5 million for the quarter ended March 31, 2023, compared to R$4.5 million for the quarter ended March 31, 2022, a decrease of 23% year-over-year. Other G&A expenses for the last twelve months ended March 31, 2023, were R$17.3 million, down 6% when compared to the last twelve months ended March 31, 2022.

Operating Profit of R$50.3 million for the quarter ended March 31, 2023, compared to R$46.0 million for the quarter ended March 31, 2022, an increase of 9% year-over-year. Operating profit for the last twelve months ended March 31, 2023, was R$203.9 million, down 13% when compared to the last twelve months ended March 31, 2022.

GP Investment incomexxi, a result of the company’s GP investments in its proprietary private market funds, was negative R$20.2 million for the quarter ended March 31, 2023, compared to negative R$4.2 million for the quarter ended

March 31, 2022, following the strong mark to market correction in local REITs during the current quarter. GP Investment income for the last twelve months ended March 31, 2023, was negative R$9.7 million compared to negative R$5.3 million for the last twelve months ended March 31, 2022.

Financial Incomexxii of R$20.1 million for the quarter ended March 31, 2023, compared to R$24.7 million for the quarter ended March 31, 2022. Financial income for the last twelve months ended March 31, 2023, was R$83.3 million, up 73% when compared to the last twelve months ended March 31, 2022, a result of financial gains from the company’s cash position, primarily allocated to funds exposed to federal fixed-income bonds.

Leasing Expensesxxiii of R$2.6 million for the quarter ended March 31, 2023, compared to R$2.5 million for the quarter ended March 31, 2022, up 6% year-over-year.

Other Items of R$0.2 million for the quarter ended March 31, 2023. Other items comprise the income/(loss) generated by contingent consideration adjustment and financial expenses related to acquisitions.

Share Based Plan expensesxxiv of R$2.1 million for the quarter ended March 31, 2023. In the last twelve months ended March 31, 2023, share based plan expenses accounted for R$15.6 million.

Non-operational expenses of R$1.5 million for the last twelve months ended March 31, 2023. Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions and our international corporate organization.

Profit before income taxes of R$45.6 million for the quarter ended March 31, 2023, compared to R$57.0 million for the quarter ended March 31, 2022, a decrease of 20% year-over-year. Profit before income taxes for the last twelve months ended March 31, 2023, was R$260.4 million, an increase of 2% when compared to the last twelve months ended March 31, 2022.

Income Taxesxxv of R$12.9 million for the quarter ended March 31, 2023, which represented an effective tax rate for the quarter of 28%, compared to R$11.7 million for the quarter ended March 31, 2022, which represented an effective tax rate of 21%, representing an increase of 7.7 percentage points year-over-year, driven by the mark to market correction effect across our balance sheet’s position in Listed REITs this quarter.

Contingent consideration adjustment related to acquisitions, after tax, of negative R$2.7 million for the quarter ended March 31, 2023. Contingent consideration adjustment related to Vinci SPS’ acquisition reflects the change in earn out’s fair value to be paid in 2027.

Adjusted Net Income of R$30.0 million for the quarter ended March 31, 2023, compared to R$49.7 million for the quarter ended March 31, 2022, a decrease of 40% year-over-year. Adjusted Net Income was R$195.9 million for the last twelve months ended March 31, 2023, down 7% when compared to the last twelve months ended March 31, 2022.

Supplement Details

Assets Under Management (AUM)xxvi Rollforward – R$ millions

For the Three Months Ended March 31, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	13,781	7,397	24,187	2,055	5,649	5,056	2,812	2,144	63,081
(+/-) Capital Subscription / (capital return)	227	–	28	261	(104)	(153)	–	(43)	215
(+) Capital Subscription	250	–	28	285	–	–	–	–	563
(-) Capital Return	(23)	–	–	(24)	(104)	(153)	–	(43)	(347)
(+) Acquisitions	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	108	(144)	–	(60)	21	(235)	–	(309)
(+/-) Appreciation / (depreciation)	(420)	(410)	145	45	(349)	40	146	48	(756)
Ending Balance	13,587	7,095	24,216	2,361	5,137	4,964	2,723	2,149	62,232

For the Twelve Months Ended March 31, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	11,025	9,333	23,394	1,493	5,317	3,206	2,910	–	56,677
(+/-) Capital Subscription / (capital return)	2,502	–	28	899	(144)	1,444	–	(86)	4,643
(+) Capital Subscription	2,641	–	28	956	284	1,694	–	47	5,648
(-) Capital Return	(139)	–	(0)	(57)	(428)	(249)	–	(132)	(1,006)
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(659)	251	–	(134)	89	(489)	–	(943)
(+/-) Appreciation / (depreciation)	60	(1,578)	544	(31)	98	224	301	179	(202)
Ending Balance	13,587	7,095	24,216	2,361	5,137	4,964	2,723	2,149	62,232

Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended March 31, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	10,407	7,334	24,085	2,003	5,649	5,056	2,718	2,144	59,397
(+/-) Capital Subscription / (capital return)	227	–	28	282	(104)	(153)	–	(43)	236
(+) Capital Subscription	250	–	28	285	–	–	–	–	563
(-) Capital Return	(23)	–	–	(3)	(104)	(153)	–	(43)	(327)
(+) Acquisitions	–	–	–	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	–	116	(146)	–	(60)	21	(286)	–	(355)
(+/-) Appreciation / (depreciation)	(372)	(410)	82	28	(349)	40	141	48	(791)
Ending Balance	10,262	7,040	24,048	2,313	5,137	4,964	2,574	2,149	58,487

For the Twelve Months Ended March 31, 2023

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	9,236	9,267	23,258	1,433	5,317	3,206	2,838	–	54,553
(+/-) Capital Subscription / (capital return)	1,207	–	28	905	(144)	1,444	–	(86)	3,354
(+) Capital Subscription	1,334	–	28	956	284	1,694	–	47	4,341
(-) Capital Return	(127)	–	(0)	(51)	(428)	(249)	–	(132)	(987)
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(649)	269	–	(134)	89	(553)	–	(978)
(+/-) Appreciation / (depreciation)	(181)	(1,578)	494	(24)	98	224	289	179	(498)
Ending Balance	10,262	7,040	24,048	2,313	5,137	4,964	2,574	2,149	58,487

Accrued Performance Fees – Private Market Funds

(R$ mm)	4Q’22	Unrealized Performance Fees	Realized Distributions	1Q’23
Private Equity	149.0	(11.6)	-	137.5
Infrastructure	18.3	(0.6)	-	17.6
Real Estate	0.2	(0.1)	-	0.1
Credit	0.1	(0.1)	-	-
Total	167.5	(12.4)	-	155.2

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement.

The fund FIP Infra Transmissão in Infrastructure had R$15.5 million as of the end of the first quarter of 2023 booked as unrealized performance fees in the company´s balance sheet.

Accrued performance fees shown for Private Equity funds of R$137.5 million, for others Infrastructure funds of R$2.1 million and for Real Estate funds of R$0.1 million as of the end of the fourth quarter of 2022 have not been booked as unrealized performance fees in the company´s balance sheet.

Investment Records – IP&S, Liquid Strategies, Credit and Listed REIT

Fund	Segment	NAVxxvii (R$ millions)	1Q23	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	358.6	3.3%	3.3%	12.1%	18.7%	CDIxxviii	CDI
Atlas Strategyxxix	Hedge Funds	389.6	1.1%	1.1%	5.0%	6.5%	CDI	CDI
Vinci Total Return	Hedge Funds	199.9	(2.6)%	(2.6)%	(7.6)%	10.3%	IPCAxxx+ Yield IMA-Bxxxi	IPCA + Yield IMA-B
Mosaico Strategyxxxii	Public Equities	851.1	(6.6)%	(6.6)%	(19.8)%	(20.6)%	IBOVxxxiii	IBOV
Vinci Gas Dividendos FIA	Public Equities	453.8	(6.8)%	(6.8)%	(12.8)%	(7.3)%	IBOV	IBOV
Vinci Valorem FIM	IP&S	3,066.5	4.2%	4.2%	9.7%	18.1%	IMA-B 5	IMA-B 5
Equilibrio Strategyxxxiv	IP&S	2,070.7	3.6%	3.6%	8.7%	17.0%	IPCA	-
Vinci Retorno Real FIM	IP&S	177.6	5.1%	5.1%	12.8%	21.8%	IMA-B	IMA-B
Vinci Crédito Imobiliário I	Credit	129.0	3.7%	3.7%	11.3%	16.4%	IPCA	IPCA + 7.785%
Vinci Crédito Imobiliário II	Credit	789.2	4.1%	4.1%	9.9%	18.1%	IPCA	IPCA + 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	122.2	1.6%	1.6%	12.7%	23.4%	CDI	CDI
Vinci Energia Sustentável	Credit	571.0	2.1%	2.1%	5.1%	14.5%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	325.6	(1.2)%	(1.2)%	5.6%	19.5%	CDI	IPCA + 5%
VISC11	Real Estate (listed REIT)	1,879.9	(1.7)%	(1.7)%	11.1%	7.1%	IFIXxxxv	IPCA + 6%
VILG11	Real Estate (listed REIT)	1,319.8	(9.5)%	(9.5)%	(3.2)%	(12.4)%	IFIX	IPCA + 6%
VINO11	Real Estate (listed REIT)	648.0	(15.4)%	(15.4)%	(14.2)%	(22.6)%	IFIX	IPCA + 6%
VIFI11	Real Estate / Credit (listed REIT)	53.8	(1.1)%	(1.1)%	2.9%	(7.0)%	IFIX	IFIX
VIUR11	Real Estate (listed REIT)	161.9	(20.9)%	(20.9)%	(7.1)%	(26.4)%	IFIX	IPCA + 6%
VCRI11	Real Estate / Credit (listed REIT)	145.6	(4.9)%	(4.9)%	(4.1)%	(4.1)%	IFIX	IPCA + Xxxxvi%
VICA11	Real Estate / Credit (REIT)	374.3	1.2%	1.2%	1.2%	1.2%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	56.9	(0.1)%	(0.1)%	3.9%	12.5%	IFIX	IFIX
VIGT11	Infrastructure (listed)	580.9	(0.5)%	(0.5)%	2.5%	(0.6)%	-	-

Benchmark	1Q23	YTD	12 M	24 M
IBOV	(7.2)%	(7.2)%	(15.1)%	(12.6)%
CDI	3.3%	3.3%	13.3%	20.5%
IMA-B 5	4.4%	4.4%	10.4%	20.0%
IPCA + Yield IMA-B	3.6%	3.6%	11.8%	27.9%
IPCA	2.1%	2.1%	4.7%	16.5%
IFIX	(3.7)%	(3.7)%	(0.7)%	(3.0)%

Investment Records – Closed End Private Markets fundsxxxvii

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxxxviii (BRL)	Gross MOIC (USD)	Gross IRRxxxix (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,065	215	5,279	4.4x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	1,880	2,049	2,150	4,199	2.2x	1.1x	11.5%	1.7%
VCP III	Private Equity	2018	4,000	2,122	34	3,543	3,578	1.6x	1.5x	36.5%	28.1%
VCP IV	Private Equity	2022	1,263	–	–	–	–	–	–	–	–
VCP Strategyxl	Private Equity		8,878	5,208	7,148	5,908	13,056	2.5x	2.2x	64.7%	70.2%
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	91	144	236	1.8x	1.4x	21.0%	12.6%
VIR IV	Private Equity	2020	1,000	314	95	267	362	1.2x	1.2x	16.7%	20.6%
VIR Strategyxli	Private Equity		1,276	461	212	411	624	1.4x	1.3x	21.0%	27.6%
SPS I	Vinci SPS	2018	128	177	141	141	282	1.6x	1.6x	25.6%	18.1%
SPS II	Vinci SPS	2020	671	996	515	879	1,394	1.4x	1.6x	28.8%	31.0%
SPS III	Vinci SPS	2021	1,070	398	53	419	472	1.2x	1.3x	31.2%	39.1%
SPS Strategyxlii	Vinci SPS		1,869	1,571	709	1,438	2,147	1.4x	1.6x	28.2%	27.9%
FIP Transmissãoxliii	Infrastructure	2017	211	104	255	118	373	3.6x	2.7x	61.7%	45.7%
VIASxliv	Infrastructure	2021	386	350	–	409	409	1.2x	1.2x	38.3%	35.3%
VICCxlv	Infrastructure	2023	944	–	–	–	–	–	–	–	–
VFDLxlvi	Real Estate	2021	422	110	2	131	133	1.2x	1.3x	21.7%	26.0%
Vinci Credit Infraxlvii	Credit	2022	1,400	60	–	58	58	1.0x	1.0x	NM	NM

Shareholder Dividends

($ in thousands)	1H21	3Q'21	4Q'21	1Q’22	2Q’22	3Q'22	4Q’22	1Q’23
Distributable Earnings (R$)	101,976	61,743	68,515	53,255	60,435	72,842	55,792	60,006
Distributable Earnings (US$)xlviii	19,397	11,377	13,637	10,615	11,795	14,281	10,618	11,994
DE per Common Share (US$)xlix	0.34	0.20	0.24	0.19	0.21	0.26	0.19	0.22
Actual Dividend per Common Share[l]	0.30	0.16	0.20	0.17	0.17	0.20	0.17	0.16
Record Date	September 01,2021	December 01,2021	March 10, 2022	May 24, 2022	August 25, 2022	November 23, 2022	March 01, 2023	May 25, 2023
Payable Date	September 16, 2021	December 16,2021	March 24, 2022	June 08, 2022	September 09,2022	December 08, 2022	March 15, 2023	June 09, 2023

Vinci Partners generated R$1.10 or US$0.22 of Distributable Earnings per common share for the first quarter of 2023. The company declared a quarterly dividend of US$0.16 per common share to record holders as of May 25, 2023; payable on June 09, 2023.

Share Summary

VINP Shares	1Q'21	2Q'21	3Q'21	4Q'21	1Q’22	2Q'22	3Q'22	4Q'22	1Q'23
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class Ali	42,447,349	42,270,694	42,097,179	41,689,338	41,363,077	41,112,717	40,892,619	40,614,497	40,247,461
Common Shares Outstanding	56,913,588	56,736,933	56,563,418	56,155,577	55,829,316	55,578,956	55,358,858	55,080,736	54,713,700

Common Shares Outstanding as of quarter end of 54,713,700 shares.

•	Repurchased 367,036 common shares in the quarter, with an average share price of US$9.4.

•	Repurchased 2,199,888 common shares since the announcement of the first share repurchase plan, with an average share price of US$11.5.

•	The second share repurchase plan was replaced by a new share repurchase plan initiated on February 14th, 2023, limited to R$60 million. The previous plan is set to expire on the date that the R$60 million buyback limit set thereunder is reached.

•	Available authorization remaining was R$71.8 million on March 31, 2023.

GP Commitment in Vinci Partners funds

(R$ millions, unless mentioned) Fund	Segment	1Q23 Commitments	Total Capital Committed	1Q23 Capital Called	Total Capital Called	Capital Returned/ Dividends Paid (1Q23)	Accumulated Capital Returned/ Dividends Paid	Fair value of investments
Nordeste III	Private Equity	–	5.0	–	3.1	–	1.6	2.6
VCP III	Private Equity	–	3.1	0.2	2.4	–	–	3.6
VIR IV	Private Equity	–	11.1	–	3.9	–	1.0	2.9
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)[i]	Infrastructure	–	29.5	–	8.9	–	20.9	10.1
FIP Infra Transmissãoii	Infrastructure	–	10.5	–	3.4	–	6.6	2.8
VIAS	Infrastructure	–	50.0	–	27.8	–	–	33.9
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	6.3	–	–	5.5
VICC	Infrastructure	–	100.0	–	–	–	–	–
VFDL	Real Estate	–	70.0	–	22.8	–	–	25.6
VIUR	Real Estate	–	67.3	–	67.3	1.5	10.4	41.0
VINO	Real Estate	–	50.0	–	50.0	0.8	4.3	35.8
Vinci FOF Imobiliário	Real Estate	–	16.9	–	16.9	–	0.5	18.4
VCS (VCRI)	Real Estate / Credit	–	80.0	–	80.0	2.8	11.5	69.2
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate / Credit	–	23.0	–	23.0	0.8	1.7	22.8
Vinci Crédito Infra Institucional	Credit	–	100.0	–	7.7	–	–	7.5
VSP FIM	IP&S	–	50.0	0.8	6.8	–	–	9.2
Vinci PIPE FIA	Public Equities	–	25.0	–	25.0	–	–	19.7
Total		–	1,067.8	1.1	355.1	5.9	58.7	310.4

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	1Q’22	4Q’22	1Q’23	1Q’22 LTM	1Q’23 LTM

OPERATING PROFIT	45,959	55,321	50,285	235,231	203,943
(-) Net revenue from realized performance fees	(2,536)	(9,241)	(1,963)	(38,355)	(17,645)
(-) Net revenue from unrealized performance fees	(636)	1,683	–	7,501	4,254
(+) Compensation allocated in relation to performance fees	1,032	3,558	733	11,741	6,255
FEE RELATED EARNINGS (FRE)	43,818	51,321	49,055	216,117	196,807

OPERATING PROFIT	45,959	55,321	50,285	235,231	203,943
(-) Net revenue from management fees	(87,229)	(99,640)	(95,877)	(366,456)	(380,149)
(-) Net revenue from advisory	(3,674)	(4,394)	(4,468)	(55,363)	(22,788)
(+) Bonus related to management and advisory	17,272	18,981	18,062	83,715	74,108
(+) Personnel expenses	6,549	6,163	7,164	23,698	26,069
(+) Other general and administrative expenses	4,503	4,977	3,458	18,441	17,338
(+) Corporate center expenses	18,761	22,592	22,606	79,848	88,615
PERFORMANCE RELATED EARNINGS (PRE)	2,140	4,000	1,230	19,113	7,136

OPERATING PROFIT	45,959	55,321	50,285	235,231	203,943
(-) Net revenue from unrealized performance fees	(636)	1,683	–	7,501	4,254
(+) Compensation allocated in relation to unrealized performance fees	225	(593)	–	(2,658)	(1,503)
(+) Realized gain from GP investment income	2,045	7,462	5,881	15,784	24,007
SEGMENT DISTRIBUTABLE EARNINGS	47,593	63,873	56,166	255,857	230,701

NET INCOME	45,306	58,490	32,706	206,908	206,801
(-) Net revenue from unrealized performance fees	(636)	1,683	–	7,501	4,254
(+) Income tax from unrealized performance fees	73	(194)	–	(866)	(490)
(+) Compensation allocated in relation to unrealized performance fees	225	(593)	–	(2,658)	(1,503)
(-) Unrealized gain from GP investment income	6,214	(549)	26,081	21,034	33,734
(+) Income tax on unrealized gain from GP investment income	–	(321)	–	(3,074)	(369)
(-) Unrealized gain from financial income	288	(33)	–	968	(1,200)
(+) Income tax on unrealized gain from financial income	65	–	–	113	(65)
(-) Contingent consideration (earn-out) gain (loss), after-tax	–	(9,221)	(2,674)	–	(11,895)
(+) Depreciation and amortization³	984	1,803	1,778	3,962	5,780
(+) Share Based Plan	736	5,463	2,107	4,406	15,647
(-) Income Taxes on Share Based Plan	–	(736)	8	–	(1,620)
(+) Non-operational expenses including income tax related to realized expense	4,437	–	–	4,437	988
ADJUSTED DISTRIBUTABLE EARNINGS	57,692	55,792	60,006	242,731	250,063

TOTAL NET REVENUE FROM SERVICES RENDERED	94,075	111,592	102,308	452,673	416,328
(-) Net revenue from realized performance fees	(2,536)	(9,241)	(1,963)	(38,355)	(17,645)
(-) Net revenue from unrealized performance fees	(636)	1,683	–	7,501	4,254
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	90,903	104,034	100,345	421,819	402,937

Effective Tax Rate Reconciliation

(R$ thousands, unless mentioned)	1Q’22	1Q’23	1Q’22 LTM	1Q’23 LTM
Profit (loss) before income taxes	57,045	45,587	254,642	260,356
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (Expense) at statutory rates	(19,395)	(15,500)	(86,578)	(88,522)
Reconciliation adjustments:
Expenses not deductible	(18)	(62)	(358)	(258)
Tax benefits	35	35	846	282
Share based payments	(86)	(29)	(457)	(240)
Effect of presumed profit of subsidiaries¹ and offshore subsidiariesliv	7,714	2,662	38,901	35,168
Other additions (exclusions), net	11	13	(88)	15
Income taxes expenses	(11,739)	(12,881)	(47,734)	(53,555)
Current	(12,671)	(12,517)	(55,245)	(52,990)
Deferred	932	(364)	7,511	(565)
Effective tax rate	21%	28%	19%	21%

Balance Sheet Results

Assets	12/30/2022	3/31/2023
Current assets
Cash and cash equivalents	136,581	101,202
Cash and bank deposits	30,108	22,928
Financial instruments at fair value through profit or loss	106,473	78,274
Financial instruments at fair value through profit or loss	1,243,764	1,177,357
Trade receivables	57,675	60,352
Sub-leases receivable	1,500	1,587
Taxes recoverable	1,555	1,766
Other assets	16,481	20,150
Total current assets	1,457,556	1,362,414

Non-current assets
Financial instruments at fair value through profit or loss	5,985	6,181
Trade receivables	17,298	17,116
Sub-leases receivable	1,343	1,080
Taxes recoverable	3,141	3,497
Deferred taxes	9,241	10,257
Other receivables	1,065	947
	38,073	39,078

Property and equipment	11,951	11,728
Right of use - Leases	70,136	67,165
Intangible assets	189,238	191,777
Total non-current assets	309,398	309,748

TOTAL	1,766,954	1,672,162

Liabilities and equity	12/30/2022	3/31/2023
Current liabilities
Trade payables	1,247	521
Deferred Revenue	–	17,219
Leases	24,147	24,381
Accounts payable	7,328	6,201
Labor and social security obligations	87,732	25,228
Loans and Obligations	13,168	10,323
Taxes and contributions payable	22,291	16,110
Total current liabilities	155,913	99,983

Non-current liabilities
Accounts payable	–	–
Leases	62,064	58,144
Labor and social security obligations	2,968	3,120
Loans and Obligations	162,122	158,908
Deferred taxes	8,340	9,720
	235,494	229,892

Total liabilities	391,407	(329,875)

Equity
Share capital	15	15
Additional paid-in capital	1,382,038	1,382,038
Treasury shares	(114,978)	(132,966)
Retained Earnings	81,310	65,032
Other reserves	24,149	25,186
	1,372,534	1,339,305

Non-controlling interests in the equity of subsidiaries	3,013	2,982

Total equity	1,375,547	1,342,287

Total liabilities and equity	1,766,954	1,672,162

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i Adjusted Distributable Earnings is calculated as Distributable Earnings less non-operational expenses.

ii LTM Dividend Yield is calculated considering 0.70 dividend/share for LTM and US$8.14/share as of May 9th,2023.

iii Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.

iv FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last three quarters.

v Other financial expenses include the interest related to Vinci SPS’ acquisition.

vi Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.

vii Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

viii For the last twelve months ended March 31, 2023, non-operational expenses are composed by expenses related to professional services to matters related to acquisitions and our international corporate organization.

ix Net revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

x Asset management segments are: Private Equity, Real Estate, Credit, Infrastructure, Vinci SPS, Public Equities, Hedge Funds and IP&S.

xi FRE Margin is calculated as FRE over total net management and advisory fees.

xii “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.

xiii Segment Distributable Earnings is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

xiv Adjusted DE Margin is calculated as adjusted DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.

xv “Total compensation and benefits” are the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance-based compensation.

xvi “Other Items” include interest expenses related to acquisitions and the earn-out’s variation.

xvii “Contingent consideration adjustment related to acquisitions” reflects the change in the earn out’s fair value to be paid in 2027. On March 31, 2023, Vinci revaluated the fair value of the obligation based on the economic conditions at the year end, resulting in a decrease of the contingent consideration fair value. The variation was recognized as an income in the financial result.

xviii “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xix “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xx “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xxi “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xxii “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment.

xxiii “Leasing expenses” include costs from the company’s sub-leasing activities.

xxiv “Share Based Plan” is the composition of two benefit programs: SOP (Stok Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

xxv Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit.

xxvi AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

xxvii NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

xxviii CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xxix Atlas strategy comprises Atlas FIC FIM and Atlas Institucional FIC FIM.

xxx IPCA is a broad consumer price index measured by the IBGE.

xxxi IMAB is composed by government bonds indexed to IPCA. IMAB 5 also comprises government bonds indexed to IPCA but only the one´s with up to 5 Years duration.

xxxii Mosaico strategy comprises Vinci Mosaico FIA, Vinci Mosaico Institucional FIA and Vinci Mosaico Advisory FIA.

xxxiii IBOV is the Brazilian stock market most relevant index.

xxxiv Equilibrio Strategy comprises IP&S Family of pension plans.

xxxv IFIX is an index composed by listed REITs in the brazilian stock exchange.

xxxvi If IMAB 5 Average is: a) less or equal to 2%, X=3% per year; b) between 2%-4%, X= Average IMAB 5+1% per year; c) Between 4%-5%, X=5% per year; d) greater or equal to 5%, X= IMAB 5 Average.

xxxvii Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxxviii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxxix “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xl Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 4Q’22, due to fund’s administrator timeline to disclose the quarterly markup of the fund, only Committed Capital is updated as of 1Q’23.

xli Track record for VIR strategy is presented as of 4Q’22, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xlii Track record for Vinci SPS strategy is presented as of 1Q’23.

xliii Track record for FIP Infra is presented as of 4Q’22.

xliv Track record for VIAS is presented as of 4Q’22.

xlv Track record for VICC is presented as of 1Q`23.

xlvi Track record for VFDL is presented as of 1Q’23.

xlvii Track record for Vinci Credit Infra is presented as of 1Q’23.

xlviii US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.0032 as of May 09, 2023, when dividends were approved by our Board of Directors.

xlix Per Share calculations are based on end of period Participating Common Shares.

l Actual dividends per common share are calculated considering the share count as of the applicable record date.

li As of March 31, 2023, Public Float was comprised of 13,117,801 Class A common shares.

lii The remaining capital committed in FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

liii The remaining capital committed in FIP Infra Transmissão will not be called by the fund, which is already in divestment period.

liv Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

RIO DE JANEIRO

55 21 2159 6000

Av. Bartolomeu Mitre, 336

Leblon - 22431-002

SÃO PAULO

55 11 3572 3700

Av. Brigadeiro Faria Lima, 2.277 – 14º andar

Jardim Paulistano - 01452-000

55 11 3230 2541 | Vinci SPS

Rua Iguatemi, 448 – CJ 601

Itaim Bibi - 01451-010

55 16 2101 4641 | Ribeirão Preto

Av. Presidente Vargas, 2.121 – Sala 106

Jardim América - 14020-260

RECIFE

55 81 3204 6811

Av. República do Líbano, 251 - Sala 301 - Torre A

Pina - 51110-160

NEW YORK

1 646 559 8000

780 Third Avenue, 25th Floor

10017

RIO DE JANEIRO

55 21 2159 6000

Av. Bartolomeu Mitre, 336

Leblon - 22431-002

SÃO PAULO

55 11 3572 3700

Av. Brigadeiro Faria Lima, 2.277 – 14º andar

Jardim Paulistano - 01452-000

55 11 3230 2541 | Vinci SPS

Rua Iguatemi, 448 – CJ 601

Itaim Bibi - 01451-010

55 16 2101 4641 | Ribeirão Preto

Av. Presidente Vargas, 2.121 – Sala 106

Jardim América - 14020-260

RECIFE

55 81 3204 6811

Av. República do Líbano, 251 - Sala 301 - Torre A

Pina - 51110-160

NOVA YORK

1 646 559 8000

780 Third Avenue, 25th Floor

10017